SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the retirement from the service of certain officers of Philippine Long Distance Telephone Company and the appointment of their replacements.	5

Exhibit 1

August 6, 2007

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding a discloseable event/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

August 6, 2007

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith SEC Form 17-C regarding a discloseable event/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  6 August 2007

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1

11. Item 4. Separation from Employment of Certain Officers and

Appointment of their Replacements

We disclose the following events:

1.                  Retirement from service of Ms. Rosalie R. Montenegro, Senior Vice President and Call Center Business Head and Mr. Eriberto B. Gesalta, First Vice President and Officer-in-Charge of Information Systems, effective August 16, 2007 and August 31, 2007, respectively.

2.                  Appointment of Ms. Helen Grace T. Marquez, to replace Ms. Montenegro, as Head of ePLDT, Inc.’s Call Center Business, concurrent with her position as First Vice President and Chief Operations Officer of ePLDT. Ms. Marquez has extensive experience in managing large customers – her main expertise is technical solution mapping vs. customer’s business goals. She has managed large accounts, spearheading teams that have implemented large and complex projects in the areas of telecommunications, banking and manufacturing and distribution. Prior to joining ePLDT in 2001, Ms. Marquez was the Assistant Vice President for Business Development, Smart Card applications of PLDT. She also worked in various capabilities for Digital Equipment Filipinas-Compaq Philippines, starting as an Industry Manager for Telecommunication, Business Development Manager and Practice Leader for CRM and ZLE market. Ms. Marquez previously served as Administrative Assistant in the office of the Trade Division Minister Counselor at the Canadian Embassy in Riyadh, Saudi Arabia.

3.                  Appointment of Mr. Claro Carmelo P. Ramirez, as Head of PLDT Fixed Line Call Center business concurrent with his present position as Head of Consumer Affairs. Mr. Ramirez is a Senior Vice President of PLDT since July 1999. He has over 20 years of work experience in the field of marketing. He worked as Associate Director for Colgate Palmolive Company, Global Business Development in New York, and as Marketing Director for Colgate Palmolive Argentina S.A.I.C. Prior to joining PLDT in July 1999, he was the Marketing Director of Colgate Palmolive Philippines, Inc. Mr. Ramirez was PLDT’s Retail Business Head until June 15, 2004 when he was appointed as International and Carrier Business Head. He has been the Consumer Affairs Head since December 2005.

Exhibit 1

4.                  Appointment of Ms. Amihan E. Crooc, to replace Mr. Gesalta, as Officer-in-Charge of Information Systems. Ms. Crooc has been in PLDT’s employment since 1990 and held various positions in the Systems Maintenance Division, Application Development Division, Software Engineering Division and IS Core Business Center. She is presently an Assistant Vice President of the IS Application Development and Management Center, a position she has held since December 2005.

The retirement from service of Ms. Montenegro and Mr. Gesalta is not expected to have any significant impact on PLDT’s current or future operations, financial position or results of operation.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 6, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 6, 2007